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                             May 16, 2023

       Daniel Burrows
       Chief Executive Officer
       Fidelis Insurance Holdings Limited
       Waterloo House
       100 Pitts Bay Road
       Pembroke
       Bermuda HM08

                                                        Re: Fidelis Insurance
Holdings Limited
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed May 3, 2023
                                                            File No. 333-271270

       Dear Daniel Burrows:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       The Separation Transactions
       Post-IPO Structure, page 100

   1. Refer to your response to comment 12 in our October 26, 2022 letter. Please revise to disclose the percentage
of ownership and voting power of MGU HoldCo, the Founders,
                                                        the Institutional
Investors, the public shareholders, and management in the charts on pages
                                                        100 and 162 .
 Daniel Burrows
Fidelis Insurance Holdings Limited
May 16, 2023
Page 2

       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameDaniel Burrows                         Sincerely,
Comapany NameFidelis Insurance Holdings Limited
                                                         Division of
Corporation Finance
May 16, 2023 Page 2                                      Office of Finance
FirstName LastName